
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 12, 2010

Mr. Joseph Lu
President and Chief Executive Officer
Powin Corporation
6975 SW Sandburg Road, Suite 326
Tigard, OR 97223

Re: Powin Corporation
       Pre-effective Amendment 3 to Registration Statement on Form S-1
       Filed December 17, 2009
       File No. 333-160930

Dear Mr. Lu:

We reviewed the filing and have the comments below.

General

1.   We remind you that in the next amendment to your Form S-1 you should provide consent from your independent registered public accounting firm.

2.   It appears that your auditor may have changed its name. Please clarify for us what changes took place at the accounting firm and tell us what consideration you have to including disclosures under Item 304 of Regulation S-K.

The Merger, pages 3 and 21

3.   Please revise your disclosure to include the information that you provided in your response to prior comment 7 as to how the transaction was treated for accounting purposes.

4.   We note your response to our prior comment 5. Please revise to include a more specific and comprehensive discussion regarding why you believe the combination with EXACT ID will better position you in the marketplace.

Results of Operations, page 16

5.   We appreciate your response to prior comment 8; however, it does not appear that you
were completely responsive to our comment. In this regard, please revise your results of
operations to:

- Quantify the impact that volume and price have had on your sales as well as any
other items that have impacted the changes between each of the comparative
interim and annual periods you have presented. Additionally, please discuss the
impact that your major customers have had on your sales, if any.

- Quantify the reasons for the changes in your cost of sales for each of the
comparative interim and annual periods that you have presented. Your discussion
of cost of sales should address your main cost drivers and how these costs have
impacted your gross profit for the periods presented.

- Quantify the reasons for the changes in your operating expenses from December
31, 2008 to December 31, 2007. Your discussion of operating expenses should
explain the majority of the increases or decrease for your significant expense line
items.

- Quantify the reasons for changes in any other significant income statement line
items from December 31, 2008 to December 31, 2007, as appropriate, including a
discussion of the factors that contributed to changes in your effective tax rate
from period-to-period.

- Provide a more comprehensive discussion of the financial condition and operating
performance of each of your reportable segments for the comparative interim and
annual periods.

Liquidity and Capital Resources, page 18

6.   We appreciate your response to prior comment 10. Please revise your registration
statement to include a specific and comprehensive discussion of the terms of the
significant covenants contained within your credit agreement, including presenting for
your most significant financial covenants your actual ratios/amounts versus the
minimum/maximum ratios/amounts permitted as of each reporting date. We would
expect this information for Powin's and QBF's liquidity covenants, which you previously
identified in your response letter dated October 8, 2009. Please also disclose a discussion
of the waiver from the negative covenant that was provided by the bank on August 25,
2009.

Customers, page 22; Note 11. Related Party Transactions, page 66

7.	Refer to comments 13 and 49 of our letter dated October 27, 2009. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the registrant should provide as an exhibit to the registration statement a written description of the contract similar to that required for oral contracts or arrangements. Please revise or advise.

Subsequent compensation, page 22

8.	Disclosure that Ziaxiang Lu and Jingshuang Liu were each issued 500,000 shares of common stock on July 10, 2009 appears inconsistent with disclosure in the financial statements' note 8 that Jingshuang Liu was issued 600,000 shares of common stock in June 2009. Please revise or advise.

Patents and Trademarks, page 22

9.	Refer to comment 14 of our letter dated October 27, 2009. The United States Patent and Trademark Office advised us that U.S. Serial No. 61/144,618 is a provisional patent application that expires on January 14, 2010. Please revise to clarify the type of patent application submitted by Powin to the United States Patent and Trademark Office and to state the provisional patent application's expiration date.

Executive Compensation, page 30

10.	Refer to comment 21 of our letter dated October 27, 2009. As noted previously, for stock awards in column (e) of the summary compensation table, you must disclose the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. See Item 402(n)(2)(v) of Regulation S-K. Further, as noted previously, you must include the dollar value of total compensation for the covered fiscal year in column (j) of the summary compensation table. See Item 402(n)(2)(x) of Regulation S-K. Please revise.

11.	Update the disclosure to include compensation for the fiscal year ended December 31, 2009.

Compensation of Directors, page 31

12.   Notwithstanding the representation in response to comment 23 of our letter dated October 27, 2009 that footnote (1) to column (c) of the director compensation table is directly beneath the table, there is no text of footnote (1) beneath the table. Please revise.

Selling Shareholders, page 33

13.   Refer to comment 25 of our letter dated October 27, 2009. Include the year in the first paragraph of this section.

14.   Since revised disclosure in the third paragraph of this section indicates that Mr. David W. Chambers is "the Company's former CFO and accountant," please remove "CFO" next to his name in the selling shareholders table.

15.   We note that 15 new selling shareholders have been added to the table. Tell us briefly how each of the new selling shareholders acquired the shares of common stock being offered for resale.

16.   If any new selling shareholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling shareholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Powin must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

17.   If any new selling shareholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

- Purchased in the ordinary course of business the securities to be sold.

- Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

    If Powin is unable to make the representations noted above in the prospectus, Powin must state in the prospectus that the selling shareholder is an underwriter.

Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

18.   State any position, office, or other material relationship which each new selling
        shareholder has had within the past three years with Powin or any of its predecessors or
        affiliates. <u>See</u> Item 507 of Regulation S-K.

<u>Common Stock, page 36</u>

19.   Notwithstanding the representation made in response to comment 27 of our letter dated
        October 27, 2009 that the disclosure has been updated to November 20, 2009, the
        disclosure states that 160,435,871 shares of common stock are issued and outstanding as
        of July 27, 2009. As requested previously, update the disclosure to the most recent date
        practicable.

<u>Shares Eligible for Future Sale, page 37</u>

20.   Revised disclosure indicates that 160,435,871 shares of common stock were issued and
        outstanding as of September 25, 2009. Update the disclosure to the most recent date
        practicable. Note that disclosures of the number of shares of common stock issued and
        outstanding should be as of the same date throughout the prospectus to the extent
        appropriate.

<u>Rule 144, page 37</u>

21.   Refer to comment 28 of our letter dated October 27, 2009. Describe what comprises
        "Form 10 type information" since some investors may be unfamiliar with the form and its
        requirements.

<u>Financial Statements, page 40</u>

<u>General</u>

22.   We note your response to our prior comment 29. However, the information contained in
        your footnotes to your September 30, 2009 financial statements is still not correct. We
        again remind you that balance sheet information should compare the interim period end
        to your fiscal year end. Please revise as appropriate.

23.   Please revise your consolidated statements of operations, consolidated statements of
        stockholders' equity, and consolidated statements of cash flows to state that the financial
        information provided is as of the nine months ended September 30, 2009 and September
        30, 2008 as opposed to saying the "quarters ended."

24.   Please be advised that the FASB Accounting Standards Codification was effective for
       financial statements issued for interim and annual periods ending after September 15,
       2009. In this regard, please revise, as applicable, the notes to your September 30, 2009
       financial statements, to reflect your adoption of FASB ASC 105-10-65-1 (formerly,
       SFAS 168).

25.   Please revise your December 31, 2008 audited financial statements to provide the
       disclosures required by paragraph 40 of SFAS 128.

Note 8 – Capital Stock, page 50

26.   We have reviewed your response to prior comment 36; however, it does not appear that
       you have been completely responsive to our previous comment. In regard to the common
       shares that are distributed to your legal counsel each month, please revise your footnotes
       to disclose the amount of the expense, how the amount was determined, and where the
       costs have been reflected in your financial statements. In addition, please explain why
       both your consolidated statements of stockholders' equity and consolidated statements of
       cash flows for the nine month period ended September 30, 2009 does not reflect the share
       issuances for such legal services.

Note 9 – Business Segment Reporting, page 51

27.   We note your response to prior comment 38; however, it is still unclear to us whether all
       your revenue is generated domestically given that you previously responded to us that
       products are delivered at ports in China and at facilities in the United States. Please
       clarify this. In addition, as previously requested, please revise your disclosure to provide
       the information required by paragraph 26 of SFAS 131, *Disclosures about Segments of
       an Enterprise and Related Information*.

Note 11 – Related Party Transactions, page 51 and 66

28.   We note your response to prior comment 46; however, please revise the footnotes to your
       September 30, 2009 and December 31, 2008 financial statements to disclose the terms of
       the loan. In addition, please revise your December 31, 2008 financial statements to
       ensure that the loan is classified within current liabilities.

Note 13- Income Tax Provision, pages 52 and 67

29.   We note your response to our prior comment 39. As previously requested, please
       disclose why you generated tax losses during fiscal 2008. In addition, please include a

discussion regarding why you are not subject to tax laws in China and discuss what tax laws you are subject to in the United States.

Report of Independent Registered Pubic Accounting Firm, page 53

30.   Please tell us if your statement of income, stockholders' equity and cash flows for the year ended December 31, 2006 have been audited and have your registered public accounting firm revise their report as appropriate.

Consolidated Balance Sheets, page 54

31.   Please revise your balance sheet for the period ended December 31, 2008 to change the line item "benefit (provision) for income taxes" to say "deferred tax asset."

Consolidated Statements of Operations, page 56

32.   We note your response to prior comment 41. However, it appears that your presentation has not been revised. Please be advised that in a reverse recapitalization historical earnings per share information should be retroactively restated to present the effects of the recapitalization similar to a stock split. In this regard, please revise your historical statements of income to present restated earnings per share for fiscal 2007 and 2006. Please refer to SAB Topic 4C and paragraph 54 of SFAS 128, *Earnings Per Share*, for guidance.

Consolidated Statements of Stockholders' Equity, pages 43 and 57

33.   We note your response to prior comment 42; however we are still unclear as to how you have reflected the shares exchanged in the merger. In a reverse recapitalization, the historical stockholders' equity of the accounting acquirer prior to the merger date is typically retroactively restated for the equivalent number of shares received in the merger. In this regard, it appears to us that the common stock share balance at both December 31, 2006 and December 31, 2007 should be 150,000,000. Additionally, when you rollforward to financial statements that include the merger date, we believe that the shares held by Exact immediately prior to the merger should be reflected on a separate line item titled "Shares effectively issued to former Exact shareholders as of the date of the recapitalization," presented as though this were an issuance of stock on recapitalization date.

Note 1 – Summary of Significant Accounting Policies, page 59

Nature of Business, page 59

34.   Please revise your disclosure to include the information that you provided in your
        response to prior comment 43.

Impairment of Long-Lived and Intangible Assets, pages 60

35.   We appreciate your response to prior comment 33. Please revise your note disclosure to
        include the information that you provided in your response. In addition, please revise to
        disclose your current consideration of FASB ASC 360-10-35-21 and FASB ASC 360-10-
        35-29 and specifically discuss how you have considered the underutilization and losses
        incurred by QBF.

Revenue Recognition, page 60

36.   Please revise your footnote to include the information that you provided in your
        disclosures on page 46. In addition, please include specific disclosures related to when
        title is transferred.

Note 5 – Property and Equipment, page 63

37.   We note your response to our prior comment 45; however, please revise to also present
        the estimated lives of your property and equipment by category in your footnote for the
        fiscal year ended December 31, 2008.

Closing

        As appropriate, please amend your filing in response to the comments. You may wish to
provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover
letter tagged as correspondence with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the

disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions regarding comments on the financial statements and related matters to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff

Accountant, at (202) 551-3747. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (801) 328-4948 and U.S. Mail
David M. Rees, Esq.
Vincent & Rees, L.C.
175 East 400 South, Suite 610
Salt Lake City, UT 84106